EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the 2005 Equity Incentive Plan of our report dated March 21, 2007, relating to the financial statements and financial statement schedule of Pinnacle Data Systems, Inc., appearing in the Annual Report on Form 10-K of Pinnacle Data Systems, Inc. for the year ended December 31, 2006. As stated in our report, we were not engaged to audit, review, or apply any procedures to the adjustments described in Note 3 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by McGladrey & Pullen, LLP.

/s/ MALONEY+NOVOTNY LLC (formerly known as HAUSSER + TAYLOR LLC)

Cleveland, Ohio

September 30, 2008